Total Return Securities Fund SC TO-I

Exhibit 99.(a)(1)(i)

Total Return Securities Fund

c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202
1-800-730-2932

OFFER TO PURCHASE

Up to 4,000,000 Shares of Common Stock
At a Cash Purchase Price of 98% of Net Asset Value Per Share by

Total Return Securities Fund

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT
5:00 P.M., NEW YORK CITY TIME, ON January 20, 2026
UNLESS THE FUND EXTENDS THE OFFER.

Total Return Securities Fund (f/k/a/ The Swiss Helvetia Fund), a non-diversified closed-end management investment company incorporated under the laws of the state of Delaware (the “Fund”), is offering to purchase up to 4,000,000 (approximately 24%) of its issued and outstanding shares of common stock, $0.001 par value per share, upon the terms and subject to the conditions set forth in this offer to purchase and the related letter of transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Offer”). The purchase price per share for shares validly tendered and not properly withdrawn in the Offer is 98% of the Fund’s net asset value (“NAV”) per share determined as of the close of the regular trading session of the New York Stock Exchange (the “NYSE”), on the business day immediately following the day the Offer expires (the “Pricing Date,” and such price, expressed as a percentage of NAV per share, the “Purchase Price”), in cash, less applicable withholding taxes and without interest. The Fund will return any shares it does not purchase in the Offer to the tendering stockholders at its expense promptly after the expiration of the Offer. See Section 1.

This Offer is not conditioned upon obtaining financing or any minimum number of shares being tendered. The Offer is, however, subject to certain other conditions. See Section 6.

Important Information

If you wish to tender all or any part of your shares, you must do one of the following before the Offer expires: (a) if your shares are registered directly with the Fund in your own name (i) complete and sign the related letter of transmittal according to the instructions in the letter of transmittal and mail or deliver it, together with any required signature guarantee and any other required documents, including your share certificates (if any), to Equiniti Trust Company, LLC, the depositary for the Offer (the “Depositary”) or (ii) tender the shares according to the procedure for book-entry transfer described in Section 3; or (b) if hold your shares any other way, request a broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If you wish to tender shares and your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that nominee and have the nominee tender your shares for you.

The Board of Directors of the Fund (the “Board of Directors” or “Board”) has approved the Offer. However, none of the Fund, its Board of Directors, Bulldog Investors, LLP, the Fund’s investment adviser (“Bulldog”) or the information agent makes any recommendation to you as to whether you should tender or refrain from tendering your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender. In doing so, you should read carefully the information in this offer to purchase and in the related letter of transmittal, including the Fund’s reasons for making the Offer. See Section 2.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of this transaction or passed upon the merits or fairness of the transaction or passed upon the adequacy or accuracy of the information contained in this offer to purchase. Any representation to the contrary is a criminal offense.

The Fund’s shares are listed on the NYSE under the ticker symbol “SWZ.” The NAV per share as of the close of the regular trading session of the NYSE on December 15, 2025 was $6.97 per share and the last reported sale price on the NYSE on such date for a share was $6.24. The Fund’s NAV is calculated daily by 6:15 p.m. Eastern Time. Until the Offer expires, NAV per share quotations can be obtained from InvestorCom, the information agent for the Offer (the “Information Agent”), by calling (877) 972-0090 between the hours of 9:00 a.m. and 5:00 p.m., Eastern time, Monday through Friday (except holidays). You should obtain the Fund’s current NAV per share and current market quotations for the Fund’s shares before deciding whether to tender your shares. See Section 7.

This Offer is not part of a plan to liquidate the Fund. If you are not interested in selling any of your shares at this time, you do not need to do anything. Stockholders are not required to participate in the Offer. Stockholders wishing to sell shares should consider whether participating in the Offer, in light of the associated transaction costs described in this Offer, is cost-effective versus selling shares on the NYSE.

You may choose to sell your shares on the NYSE at the prevailing market price (which likely will differ from the Purchase Price) at any time during the Offer if you have not tendered your shares. However, once shares are validly tendered you may not sell them until you have properly withdrawn your tendered shares from the Offer.

You may direct questions and requests for assistance to the Information Agent at its address or telephone number set forth on the back cover page of this offer to purchase. You also may direct requests for additional copies of this document or the letter of transmittal to the Information Agent.

The Fund has not authorized any person to make any recommendation on its behalf as to whether you should tender or refrain from tendering your shares in the Offer. The Fund has not authorized any person to give any information or to make any representation in connection with the Offer other than those contained in this offer to purchase or in the related letter of transmittal. If given or made, you must not rely upon any such recommendation, information or representation as having been authorized by the Fund.

The Fund is not making the Offer to (nor will it accept any tender of shares from or on behalf of) holders in any jurisdiction in which the making of the Offer or the acceptance of any tender of shares would not be in compliance with the laws of such jurisdiction. However, the Fund may, at its discretion, take such action as it may deem necessary for it to make the Offer in any such jurisdiction and extend the Offer to holders in such jurisdiction.

The Fund will pay all administrative charges and expenses related to the Offer. The charges and expenses shall include legal, accounting, filing, printing, and those of the Information Agent and the Depositary incurred in connection with the Offer.

TABLE OF CONTENTS

PAGE

SUMMARY TERM SHEET	1
FORWARD-LOOKING STATEMENTS	4
INTRODUCTION	5
THE OFFER	6
1. Number of Shares; Proration.	6
2. Purpose of the Offer; Effects of the Offer; Other Plans.	7
3. Procedures for Tendering Shares.	9
4. Withdrawal Rights.	13
5. Purchase of Shares and Payment of Purchase Price.	13
6. Conditions of the Offer.	14
7. Price Range of Shares.	15
8. Source and Amount of Funds.	15
9. Information About the Fund.	16
10. Selected Financial Information.	16
11. Interests of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning Shares and Other Material Arrangements.	16
12. Certain Other Effects of the Offer; Registration Under the Exchange Act.	18
13. Legal Matters; Regulatory Approvals.	19
14. Material U.S. Federal Income Tax Consequences.	19
15. Extension of the Offer; Termination; Amendment.	23
16. Fees and Expenses.	23
17. Miscellaneous.	24

i

SUMMARY TERM SHEET

The Fund is providing this summary term sheet for your convenience. It highlights the most material terms of the proposed Offer, but the Fund urges you to read the entire offer to purchase and the related letter of transmittal because they contain the full details of the Offer. The Fund has included references to the sections of this document where you will find a more complete discussion. Unless otherwise indicated, references to shares are to the Fund’s shares of common stock, and not to any other securities.

The following are answers to some of the questions you, as a stockholder of the Fund, may have about the Offer.

What is the Offer?

Total Return Securities Fund is offering to purchase 4,000,000 shares of its common stock validly tendered in the Offer, or such fewer number of shares as are validly tendered and not properly withdrawn prior to the Expiration Date. The 4,000,000 shares represent approximately 24% of the Fund’s issued and outstanding shares of common stock as of December 15, 2025. The Offer is not conditioned upon obtaining financing or any minimum number of shares being tendered. See Section 1 and Section 6.

What is the purpose of the Offer?

In approving the Offer, the Board considered a number of factors, including, most significantly, its stated intention to authorize a tender offer to purchase at least 15% of the outstanding shares of common stock of the Fund at a price of at least 98% of NAV per share if the Fund’s shares traded at a discount to NAV of more than 10% for any ten consecutive business days in 2025. See Section 2 and Section 9.

Neither the Fund nor its Board has made any recommendation as to whether or not you should tender your shares. Stockholders are urged to consult their own investment and tax advisors and make their own decisions whether to tender any shares and, if so, how many shares to tender.

What will be the Purchase Price for the shares?

On the terms and subject to the conditions of the Offer, the Fund will pay a Purchase Price per share for shares validly tendered and not properly withdrawn in the Offer, equal to 98% of the NAV per share determined as of the close of the regular trading session of the NYSE on the business day immediately following the day the Offer expires. The Fund will pay the Purchase Price in cash, less applicable withholding taxes and without interest, for all the shares it purchases under the Offer. The Fund will pay the Purchase Price as promptly as practicable after the Offer expires, but under no circumstances will it pay interest on the Purchase Price, even if there is a delay in making payment. See Section 1 and Section 5.

What is the NAV per share as of a recent date?

As of December 15, 2025, the NAV per share was $6.97 and the last reported sales price on the NYSE on such date for a share was $6.24. See Section 7 for more information regarding the trading range of shares and the Fund’s NAV per share during the past two years. Before the Offer expires, NAV quotations can be obtained from the Information Agent by calling (877) 972-0090 between 9:00 a.m. and 5:00 p.m., Eastern time, Monday through Friday (except holidays). You should obtain the Fund’s current NAV per share and current market quotations for the Fund’s shares before deciding whether to tender your shares. See Section 1.

How will the Fund pay for the shares?

The Fund anticipates that it will purchase shares tendered in the Offer, and pay the related fees and expenses, with cash on hand, which includes the proceeds from the Fund’s recent offering of non-transferable rights to its existing stockholders to subscribe for new shares. See Section 8.

Are there any conditions to the Offer?

Yes. The Offer is subject to conditions, including the absence of court and governmental action prohibiting the Offer and the absence of changes in general market conditions or the Fund’s business that, in the Fund’s reasonable judgment, are or may be materially adverse to the Fund, as well as other conditions. See Section 6.

Can the Offer be extended, amended or terminated, and under what circumstances?

The Fund can extend or amend the Offer in its sole discretion. If the Fund extends the Offer, it will delay the acceptance of any shares that have been tendered. The Fund can terminate the Offer under certain circumstances. See Section 6 and Section 14.

How will I be notified if the Fund extends the Offer or amends the terms of the Offer?

The Fund will issue a press release no later than 9:00 a.m., New York City time, on the business day immediately following the scheduled Expiration Date if it decides to extend the Offer. The Fund will announce any amendment to the Offer by making a public announcement of the amendment. See Section 15.

How do I tender my shares?

The Offer will expire at 5:00 p.m., New York City time, on January 20, 2026, unless the Fund extends the Offer. To tender your shares prior to the expiration of the Offer: (a) if your shares are registered directly with the Fund in your own name (i) you must deliver your share certificate(s) and a properly completed and duly executed letter of transmittal to the Depositary at the address appearing on the back cover page of this document, or (ii) the Depositary must receive a confirmation of receipt of your shares by book-entry transfer and a properly completed and duly executed letter of transmittal or “agent’s message”; or (b) if you hold your shares any other way, you must request a broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. You should contact the Information Agent if you need assistance. See Section 3 and the instructions to the related letter of transmittal.

Please note that the Fund will not purchase your shares in the Offer unless the Depositary receives the required documents prior to the expiration of the Offer. If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely that they have an earlier deadline for you to act to instruct them to accept the Offer on your behalf. You should contact your broker, dealer, commercial bank, trust company or other nominee to find out their applicable deadline.

Must I tender all of my shares for purchase?

No. You may tender for purchase all or part of the shares you own, but any such purchase by the Fund will be subject to the proration provisions described herein. See Section 1.

How long do I have to decide whether to tender my shares?

The Offer will expire at 5:00 p.m., New York City time, on January 20, 2026, unless the Fund extends the Offer (such date and time, as the same may be extended, the “Expiration Date”). See Section 1. If you hold your shares directly, you have until that time to tender your shares in the Offer. If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely they have an earlier deadline for you to act to instruct them to accept the Offer on your behalf. You should contact your broker, dealer, commercial bank, trust company or other nominee to find out the applicable deadline. The Fund may choose, but is not required, to extend the Offer for any reason, subject to applicable laws. See Section 15.

Once I have tendered shares in the Offer, can I withdraw my tender?

Yes. Tendered shares may be withdrawn at any time before the expiration of the Offer, which will occur at 5:00 p.m., New York City time, on January 20, 2026, unless the Fund extends the Offer, in which case shares may be withdrawn until the latest date to which the Fund extends the Offer. If the Fund has not accepted for payment the shares you have tendered, you also may withdraw your shares on or after February 20, 2026. If your shares are registered in the name of your broker or other nominee holder, you may need to allow such holder additional time to withdraw your tendered shares. You should consult your broker or other nominee holder to determine if there is an earlier deadline by which you must inform such nominee holder of any decision to withdraw your tendered shares. See Section 4.

How do I withdraw shares I previously tendered?

You must deliver, on a timely basis, a written or facsimile notice of your withdrawal (a form of which can be provided upon request from the Information Agent) with the required information to the Depositary at the address appearing on the back cover page of this offer to purchase. Your notice of withdrawal must specify your name, the number of shares to be withdrawn and the name of the registered holder of these shares. Some additional requirements apply if the share certificates to be withdrawn have been delivered to the Depositary or if your shares have been tendered under the procedure for book-entry transfer set forth in Section 3. See Section 3 and Section 4.

What will happen if more than 4,000,000 shares are tendered?

In accordance with the rules of the SEC, the Fund may purchase additional shares not to exceed 2% of the outstanding shares (approximately 339,477 shares) without amending or extending the Offer. In the event that the Offer is oversubscribed, the Board of Directors, in its sole discretion, may (i) purchase all of the shares tendered, including shares in excess of the limitation, by amending or extending the Offer, or (ii) purchase shares pro rata among tendering stockholders in proportion to the number of shares tendered to the Fund by each such stockholder, unless the Fund determines not to purchase any shares as described in Section 6 of this offer to purchase. This Offer will not have any special pro ration provision for odd-lot tenders, which means that all odd-lot tenders (including stockholders who own fewer than 100 shares) are subject to pro ration and will not receive priority. See Section 1.

If I decide not to tender, how will the Offer affect my shares?

Stockholders who choose not to tender will own a greater percentage interest in the Fund’s outstanding shares of common stock immediately following the consummation of the Offer. Immediately following the consummation of the Offer, the Fund will hold fewer assets and a greater percentage of illiquid investment. See Section 12.

When will the Fund pay for the shares I tender?

The Fund will pay the Purchase Price, net to you in cash, less applicable withholding taxes and without interest, for the shares it purchases as promptly as practicable after the expiration of the Offer and the acceptance of the shares for payment. See Section 5.

Will I have to pay anything to participate in the Offer?

The Fund is paying the costs of conducting the Offer, which include the costs of printing and mailing materials to stockholders, certain legal and filing fees, and fees and expenses of the Depositary and the Information Agent. If you are a registered stockholder and you tender your shares directly to the Depositary, you will not have to pay any brokerage commissions or other broker fees. If you hold shares through a broker or bank, you should consult your broker or bank to determine whether transaction costs are applicable. See Section 3.

What are the U.S. federal income tax consequences if I tender my shares?

Your sale of shares to the Fund for cash pursuant to this Offer will be a taxable transaction for U.S. federal income tax purposes. The receipt of cash for your tendered shares generally will be treated either as (1) consideration received in respect of a sale or exchange of the tendered shares, resulting in gain or loss to you, or (2) a distribution from the Fund in respect of its shares. Different consequences could arise if you are subject to special treatment under the U.S. federal income tax laws. You should consult your tax advisor as to the particular consequences to you of participation in the Offer in light of your specific circumstances. See Section 14.

Will I have to pay any stock transfer tax if I tender my shares?

If you instruct the Depositary in the letter of transmittal to make the payment for the shares to the registered holder, you will not incur any stock transfer tax. See Section 5.

Has the Fund’s management adopted a position on the Offer?

The Fund’s Board of Directors has approved the Offer. However, none of the Fund, its Board of Directors, Bulldog or the Information Agent makes any recommendation to you as to whether you should tender or refrain from tendering your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender. In so doing, you should read carefully the information in this offer to purchase and in the related letter of transmittal, including the Fund’s reasons for making the Offer. See Section 2.

Do the Fund’s Directors and Executive Officers intend to tender any shares in the Offer?

All of the Fund’s Directors and Executive Officers who own shares of the Fund’s common stock, other than Mr. Goldstein, have advised the Fund that they intend to tender all of their respective shares of the Fund’s common stock in the Offer. Mr. Goldstein has advised the Fund that he intends to tender some or all of his shares in the Offer. Accordingly, if the Fund completes the Offer, depending on the total number of shares of the Fund’s common stock tendered in the Offer, it is possible that no Director or Executive Officer will own shares of the Fund immediately following the completion of the Offer. See Section 11.

Whom can I talk to if I have questions?

Questions, requests for assistance and requests for additional copies of the offer to purchase, the letter of transmittal and all other Offer documents should be directed to InvestorCom, the Information Agent for the Offer, toll free at (877) 972-0090. If you do not own shares directly, you should obtain this information and the documents from your broker, dealer, commercial bank, trust company or other nominee, as appropriate.

FORWARD-LOOKING STATEMENTS

This offer to purchase for cash, the documents incorporated by reference and other written reports and oral statements made from time to time by the Fund may contain forward-looking statements (within the meaning of the federal securities laws) that involve risks and uncertainties. These statements are based on the current expectations and beliefs of the Fund’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “can,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential” or “continue” or the negative of these terms or other comparable terminology. In any forward-looking statement in which the Fund expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished.

These statements are only predictions. Risks and uncertainties and the occurrence of other events could cause actual results to differ materially from these predictions. Although the Fund believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither the Fund nor any other person assumes responsibility for the accuracy and completeness of these statements. Important factors that could cause the Fund’s actual results to differ materially from the forward-looking statements made in this offer to purchase for cash, including the factors described in the Fund’s annual report to stockholders and other SEC filings. Except as required by law, the Fund is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

INTRODUCTION

To the Common Stockholders of Total Return Securities Fund:

The Fund invites its stockholders to tender shares of common stock, $0.001 par value per share, for purchase by it. Upon the terms and subject to the conditions set forth in this offer to purchase and the related letter of transmittal, the Fund is offering to purchase up to 4,000,000 (approximately 24%) of its issued and outstanding shares at a price equal to 98% of the NAV per share (determined as of the Pricing Date), net to the seller in cash, less applicable withholding taxes and without interest.

The Offer will expire at 5:00 p.m., New York City time, on January 20, 2026, unless the Fund extends the Offer. The Fund may, in its sole discretion, extend the period of time in which the Offer will remain open.

In accordance with the rules of the SEC, the Fund may purchase additional Shares not to exceed 2% of the outstanding Shares (approximately 339,477 shares) without amending or extending the Offer. In the event that the Offer is oversubscribed, the Board of Directors, in its sole discretion, may (i) purchase all of the shares tendered, including shares in excess of the limitation, by amending or extending the Offer, or (ii) purchase shares pro rata among tendering stockholders in proportion to the number of shares tendered to the Fund by each such stockholder. The Fund will return tendered shares that it does not purchase to the tendering stockholders at its expense promptly after the expiration of the Offer. See Section 1 and Section 5 for additional information concerning proration procedures.

The Fund will pay the Purchase Price, net to the tendering stockholders in cash, less applicable withholding taxes and without interest, for all shares that it purchases. Tendering stockholders whose shares are registered in their own names and who tender directly to Equiniti Trust Company, LLC, the Depositary in the Offer, will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 7 to the letter of transmittal, stock transfer taxes on the purchase of shares by the Fund under the Offer. If you own your shares through a bank, broker, dealer, trust company or other nominee and that person tenders your shares on your behalf, that person may charge you a fee for doing so. You should consult your bank, broker, dealer, trust company or other nominee to determine whether any charges will apply.

The Offer is not conditioned upon obtaining any financing or any minimum number of shares being tendered. The Offer is, however, subject to other conditions. See Section 6.

The Fund’s Board of Directors has approved the Offer. However, none of the Fund, its Board of Directors, Bulldog or the Information Agent makes any recommendation to you as to whether you should tender or refrain from tendering your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender. In doing so, you should read carefully the information in this offer to purchase and the related letter of transmittal, including the Fund’s reasons for making the Offer. See Section 2.

Section 14 of this offer to purchase describes the material U.S. federal income tax consequences of a sale of shares under the Offer.

As of December 15, 2025, the Fund had issued and outstanding approximately 16,973,862 shares. The 4,000,000 shares that the Fund is offering to purchase represent approximately 24% of the shares of its common stock then outstanding. The Fund’s common stock is listed on NYSE under the ticker symbol “SWZ.” See Section 7. You should obtain current market quotations for the shares before deciding whether to tender your shares.

THE OFFER

1.	Number of Shares; Proration.

General. Upon the terms and subject to the conditions of the Offer, the Fund will purchase up to 4,000,000 shares, or such fewer number of shares as are validly tendered and not properly withdrawn in accordance with Section 4, before the scheduled Expiration Date of the Offer, at a price equal to 98% of the NAV per share (determined as of the Pricing Date), net to the seller in cash, less applicable withholding taxes and without interest. The NAV per share as of the close of the regular trading session of the NYSE on December 15, 2025 was $6.97 and the last reported sale price of a share on the NYSE on such date was $6.24, representing a discount of 10.47% to NAV per share. Prior to 5:00 p.m. New York City time, on the Expiration Date, NAV quotations can be obtained from the Information Agent by calling (877) 972-0090 between the hours of 9:00 a.m. and 5:00 p.m., New York City time, Monday through Friday (except holidays).

The Offer will expire at 5:00 p.m., New York City time, on January 20, 2026, unless and until the Fund, in its sole discretion, shall have extended the period of time during which the Offer will remain open. See Section 15 for a description of the Fund’s right to extend, delay, terminate or amend the Offer. In the event of an oversubscription of the Offer as described below, shares tendered will be subject to proration. The proration period and, except as described herein, withdrawal rights, expire on the Expiration Date.

If the Fund (i) increases or decreases the price (expressed as a percentage of NAV) to be paid for shares from 98% of the NAV per share (determined as of the Pricing Date); (ii) increases the number of shares being sought in the Offer and this increase in the number of shares sought exceeds 2% of its outstanding shares (or 339,477 shares); or (iii) decreases the number of shares being sought, and the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth (10th) business day from, and including, the date that the Fund first publishes, sends or gives notice in the manner specified in Section 14 of any such increase or decrease, the Fund will extend the Offer until the expiration of ten (10) business days from such date. For the purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

The Offer is not conditioned on obtaining financing or any minimum number of shares being tendered. The Offer is, however, subject to other conditions. See Section 6.

The Fund may not purchase all of the shares tendered because of proration provisions. The Fund will return to the tendering stockholders shares that it does not purchase in the Offer at its expense promptly after the Expiration Date. You can specify the order in which you would like the Fund to purchase specified portions of your shares in the event that, as a result of the proration provisions, the Fund purchases some but not all of your tendered shares.

If the number of shares validly tendered and not properly withdrawn prior to the Expiration Date is fewer than or equal to 4,000,000 shares, or such greater number of shares as the Fund may elect to purchase, subject to applicable law, the Fund will, upon the terms and subject to the conditions of the Offer, purchase all such shares.

Upon the terms and subject to the conditions of the Offer, if greater than 4,000,000 shares, or such greater number of shares as the Fund may elect to purchase, subject to applicable law, have been validly tendered and not properly withdrawn prior to the Expiration Date, the Fund will purchase validly tendered shares on a pro rata basis with appropriate rounding adjustments to avoid purchases of fractional shares, as described below.

Proration. If the Offer is over-subscribed, the Fund will not purchase all of the shares that a stockholder tenders in the Offer. In the event the Offer is over-subscribed, shares tendered will be subject to proration. If proration of tendered shares is required, the Fund will determine the proration factor as soon as practicable following the Expiration Date. Subject to rounding adjustment to avoid the purchase of fractional shares, proration for each stockholder that tenders shares will be based on the ratio of the total number of shares validly tendered and not properly withdrawn by the stockholder to the total number of shares validly tendered and not properly withdrawn by all stockholders.

This ratio will be applied to stockholders tendering shares to determine the number of shares that will be purchased from each tendering stockholder. The results of any proration will be announced by press release as promptly as practicable after the Expiration Date. Stockholders may obtain preliminary proration information from the Information Agent and may be able to obtain this information from their brokers.

This Offer will not have any special pro ration provision for odd-lot tenders, which means that all odd-lot tenders (including stockholders who own fewer than 100 shares) are subject to pro ration and will not receive priority.

As described in Section 14, the number of shares that the Fund will purchase from a stockholder under the Offer may affect the U.S. federal income tax consequences to that stockholder and, therefore, may be relevant to that stockholder’s decision whether or not to tender shares.

The Fund will mail or otherwise distribute this offer to purchase and the related letter of transmittal to record holders of shares as of the close of business on December 15, 2025, and the Fund will furnish them to brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on its stockholder list or, if applicable, that are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.

2.	Purpose of the Offer; Effects of the Offer; Other Plans.

In approving the Offer, the Board considered a number of factors, including, most significantly, its stated intention to authorize a tender offer to purchase at least 15% of the outstanding shares of common stock of the Fund at a price of at least 98% of NAV per share if the Fund’s shares traded at a discount to NAV of more than 10% for any ten consecutive business days in 2025. After considering this and other factors, the Board believes that a tender offer is in the best interests of the Fund and its stockholders and therefore determined to effect this Offer.

There can be no assurance that the Offer will not negatively affect the Fund’s earnings per share, including by adversely affecting the Fund’s expense ratio. Likewise, there can be no assurance that this Offer or any other actions taken by the Board will reduce or eliminate any market price discount from NAV per share of the shares. The market price of the shares will also be determined by, among other things, the relative demand for and supply of shares in the market, the Fund’s investment performance, the Fund’s yield and investor perception of the Fund’s overall attractiveness as an investment as compared with other investment alternatives.

Any shares purchased by the Fund pursuant to the Offer will be cancelled and retired. In accordance with Delaware corporate law, any shares cancelled and retired will be returned to the status of unissued shares and will be available for future issuance by the Fund.

None of the Fund, its Board of Directors, Bulldog or the Information Agent makes any recommendation to any stockholder as to whether to tender or refrain from tendering any shares. The Fund has not authorized any person to make any recommendation. Stockholders should carefully evaluate all information in the Offer, should consult their own investment and tax advisors, and should make their own decisions about whether to tender shares, and, if so, how many shares to tender. All of the Fund’s Directors and Executive Officers who own shares of the Fund’s common stock, other than Mr. Goldstein, have advised the Fund that they intend to tender all of their respective shares of the Fund’s common stock in the Offer. Mr. Goldstein has advised the Fund that he intends to tender some or all of his shares in the Offer.

Effects of the Offer.

THE OFFER MAY HAVE CERTAIN ADVERSE CONSEQUENCES FOR PARTICIPATING AND NON-PARTICIPATING STOCKHOLDERS. PLEASE SEE BELOW.

Certain Effects on the Fund. The purchase of shares pursuant to the Offer may have several effects on the Fund, including:

●	reducing the NAV of the Fund;

●	increasing the percentage of illiquid investments held by the Fund;

●	increasing the proportionate interest in the Fund of non-participating stockholders; and

●	reducing liquidity and the depth of the trading market for Fund shares as a result of a substantial reduction in the number of shares issued and outstanding.

If the Fund purchases a substantial number of its shares pursuant to the Offer, the net assets of the Fund will be reduced accordingly. The reduced net assets of the Fund as a result of the Offer will result in a higher expense ratio for the Fund and possibly in less investment flexibility for the Fund.

Tax Consequences of Participating Stockholders. The purchase of shares tendered by participating stockholders for cash pursuant to the Offer will generally have U.S. federal income tax consequences. In addition, non-participating stockholders may also be subject to certain U.S. tax consequences. See Section 14.

Pro Forma Effects on Capitalization. The following table sets forth the net assets of the Fund as of December 15, 2025, adjusted to give effect to the Offer (excluding expenses and assuming the Fund repurchases approximately 24% of its outstanding shares):

	As of December 15, 2025	Adjusted for Purchase at $6.83 per Share(2)	Pro Forma as Adjusted(1)
Total Net Assets	$118,265,158	$(27,322,400)	$90,942,758
Shares Outstanding	16,973,862	(4,000,000)	12,973,862
NAV Per Share(3)	$6.97	$6.83	$7.01
________________

(1)	This table assumes purchase by the Fund of 4,000,000 of its shares, equal to approximately 24% of the Fund’s issued and outstanding shares as of December 15, 2025.

(2)	This amount represents 98% of the Fund’s NAV as determined on December 15, 2025. Fund shares tendered pursuant to the Offer will be purchased at a 2% discount to NAV on the next business day after the Expiration Date, which may be higher or lower, and the actual NAV per share also may be higher or lower, than that shown above.

(3)	The Fund’s NAV is calculated daily by 6:15 p.m. Eastern Time and is determined by dividing the net assets of the Fund by the number of its shares outstanding.

Other Plans. Except as described in this offer to purchase (including those documents filed with the SEC and incorporated by reference herein), as referred to in Section 10 or in connection with the operation of the Fund’s dividend reinvestment plan, the Fund does not have any present plans or proposals and is not engaged in any negotiations that relate to or would result in: (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (ii) other than in connection with transactions in the ordinary course of the Fund’s operations and for purposes of funding the Offer, any purchase, sale or transfer of a material amount of assets of the Fund; (iii) any material change in the Fund’s present dividend policy, or indebtedness or capitalization of the Fund; (iv) changes to the present Board or management of the Fund, including changes to the number or the term of members of the Board, the filling of any existing vacancies on the Board or changes to any material term of the employment contract of any executive officer; (v) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in the Fund’s investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940 Act, as amended (the “1940 Act”); (vi) any class of equity securities of the Fund being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotations system operated by a national securities association; (vii) any class of equity securities of the Fund becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (viii) the suspension of the Fund’s obligation to file reports pursuant to Section 15(d) of the Exchange Act; (ix) the acquisition by any person of additional securities of the Fund, or the disposition of securities of the Fund; or (x) any changes in the Fund’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Fund.

As part of the Fund’s long-term goal of increasing stockholder value, it considers alternatives to enhance stockholder value, including open market repurchases of its shares, and the Fund intends to continue to consider alternatives to enhance stockholder value. Except as otherwise disclosed in this offer to purchase, as of the date hereof, no agreements, understandings or decisions have been reached and there can be no assurance that the Fund will decide to undertake any such alternatives. No other purchase offers are presently contemplated, but the Board reserves the right to do purchase offers in the future.

On April 14, 2025, the Fund paid a special cash distribution of $3.00 per share to shareholders of record on April 3, 2025. In connection with the Board’s approval of the April 2025 special cash distribution, the Board determined to suspend the Fund’s managed distribution plan until further notice.

3.	Procedures for Tendering Shares.

Proper Tender of Shares. For stockholders to validly tender shares under the Offer, the Depositary must receive all of the following before 5:00 p.m., New York City time, on the Expiration Date at the Depositary’s address on the back page of this offer to purchase:

●	either (a) the certificates representing the tendered shares, or (b) in the case of tendered shares delivered in accordance with the procedures for book-entry transfer as described below, a confirmation of receipt of the shares;

●	either (a) a properly completed and duly executed letter of transmittal, including any required signature guarantees, or (b) in the case of a book-entry transfer, an agent s message of the type described below; and

●	any other documents required by the letter of transmittal.

If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely they have an earlier deadline for you to act to instruct them to accept the Offer on your behalf. You should contact your broker, dealer, commercial bank, trust company or other nominee to find out their applicable deadline.

If you hold shares directly and tender your shares directly to the Depositary, you will not have to pay any brokerage commissions. If you hold shares through a broker or bank, however, you should ask your broker or bank if you will be charged a fee to tender your shares through the broker or bank.

Signature Guarantees. Except as otherwise provided below, all signatures on a letter of transmittal must be guaranteed by a financial institution (including most banks, savings and loans associations and brokerage houses), which is a participant in the Securities Transfer Agents Medallion Program. Signatures on a letter of transmittal need not be guaranteed if:

●	the letter of transmittal is signed by the registered holder of the shares (which term, for purposes of this Section 3, shall include any participant in The Depository Trust Company, referred to as the book-entry transfer facility, whose name appears on a security position listing as the owner of the shares) exactly as the name of the registered holder appears on the share certificates tendered therewith and the holder has not completed either the box captioned Special Delivery Instructions or the box captioned Special Payment Instructions in the letter of transmittal; or

●	shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity which is an eligible guarantor institution, as such term is defined in Rule 17Ad-15 under the Exchange Act. See Instruction 1 of the letter of transmittal.

If a share certificate is registered in the name of a person other than the person executing a letter of transmittal, or if payment is to be made or delivered to a person other than the registered holder, then the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the certificate, with the signature guaranteed by an eligible guarantor institution.

The Fund will make payment for shares tendered and accepted for payment under the Offer only after the Depositary timely receives (i) share certificates or a timely confirmation of the book-entry transfer of the shares into the Depositary’s account at the book-entry transfer facility as described above, (ii) a properly completed and duly executed letter of transmittal, or an agent’s message in the case of a book-entry transfer, and (iii) any other documents required by the letter of transmittal.

Method of Delivery. The method of delivery of all documents, including share certificates, the letter of transmittal and any other required documents, is at the election and risk of the tendering stockholder. If you choose to deliver required documents by mail, the Fund recommends that you use registered mail with return receipt requested, properly insured.

All deliveries made in connection with the Offer, including the letter of transmittal and certificates for shares, must be made to the Depositary and not to any of the Fund, the Information Agent or the book-entry transfer facility. Any documents delivered to the Fund, the Information Agent or the book-entry transfer facility will not be forwarded to the Depositary and therefore will not be deemed to be validly tendered.

Book-Entry Delivery. The Depositary will establish an account with respect to the shares for purposes of the Offer at the book-entry transfer facility within two business days after the date of this offer to purchase, and any financial institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of the shares by causing the book-entry transfer facility to transfer shares into the Depositary’s account in accordance with the book-entry transfer facility’s procedures for transfer. Although participants in the book-entry transfer facility may effect delivery of shares through a book-entry transfer into the Depositary’s account at the book-entry transfer facility, a properly completed and duly executed letter of transmittal, including any required signature guarantees, or an agent’s message, and any other required documents, must, in any case, be transmitted to and received by the Depositary at its address set forth on the back cover page of this offer to purchase before the Expiration Date.

Delivery of the letter of transmittal and any other required documents to the book-entry transfer facility does not constitute delivery to the Depositary.

The term “agent’s message” means a message transmitted by the book-entry transfer facility to, and received by, the Depositary, which states that the book-entry transfer facility has received an express acknowledgment from the participant in the book-entry transfer facility tendering the shares that the participant has received and agrees to be bound by the terms of the letter of transmittal and that the Fund may enforce the agreement against the participant.

Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. The Fund will determine, in its sole discretion, all questions as to the number of shares that it will accept and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares, and, subject to any order or decision by a court of competent jurisdiction, the Fund’s determination will be final and binding on all parties. The Fund reserve the absolute right to reject any or all tenders of any shares that it determines are not in proper form or the acceptance for payment of or payment for which it determines may be unlawful. The Fund also reserves the absolute right to waive any defect or irregularity in any tender with respect to any particular shares or any particular stockholder, and, subject to any order or decision by a court of competent jurisdiction, its interpretation of the terms of the Offer will be final and binding on all parties. No tender of shares will be deemed to have been properly made until the stockholder cures, or the Fund waives, all defects or irregularities. None of the Fund, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any tender or incur any liability for failure to give this notification.

Return of Unpurchased Shares. The Depositary will return certificates for unpurchased shares promptly after the expiration or termination of the Offer or the proper withdrawal of the shares, as applicable, or, in the case of shares tendered by book-entry transfer at the book-entry transfer facility, the Depositary will credit the shares to the appropriate account maintained by the tendering stockholder at the book-entry transfer facility, in each case without expense to the stockholder.

U.S. Federal Backup Withholding Tax. Under the U.S. federal income tax backup withholding rules, 24% of the gross proceeds payable to a stockholder or other payee pursuant to the Offer must be withheld and remitted to the United States Treasury unless the stockholder or other payee provides his, her or its taxpayer identification number (employer identification number or social security number) to the Depositary and provides the required certifications under penalties of perjury or otherwise establishes that an exemption applies. Therefore, tendering U.S. stockholders should complete and sign the IRS Form W-9 included as part of the related letter of transmittal to provide the information and certifications necessary to avoid backup withholding, unless the stockholder otherwise establishes to the satisfaction of the Depositary that the stockholder is not subject to backup withholding. In order for a Non-U.S. stockholder to establish that it is not subject to backup withholding, that stockholder must submit an IRS Form W-8BEN, W-8BEN-E or other Form W-8, as applicable, signed under penalties of perjury, instead of the IRS Form W-9. Tendering stockholders can obtain the applicable forms from the Depositary. See Instruction 9 of the letter of transmittal. Backup withholding is not an additional federal income tax. Rather, the federal income tax liability of a person subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, the taxpayer may obtain a refund, provided that the required information is furnished to the IRS.

Any tendering stockholder or other payee who fails to complete fully and sign the IRS Form W-9 included in the Letter of Transmittal, or the IRS Form W-8BEN, Form W-8BEN-E or other Form W-8, as applicable, may be subject to required federal income tax withholding of 24% of the gross proceeds paid to such stockholder or other payee pursuant to the Offer.

U.S. Federal Tax Withholding for Non-U.S. Stockholders. As described further in Section 14, proceeds payable pursuant to the Offer to a Non-U.S. stockholder or his, her or its agent may be subject to withholding of federal income tax at a rate of 30%, unless a reduced rate of withholding is applicable pursuant to an income tax treaty or an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business within the United States (and, if an income tax treaty applies, the gross proceeds are generally attributable to a U.S. permanent establishment maintained by such Non-U.S. stockholder). In order to obtain a reduced rate of withholding under a tax treaty, a Non-U.S. stockholder must deliver to the Depositary or, if applicable, an intermediary withholding agent making payment to a Non-U.S. stockholder, before the payment, a properly completed and executed IRS Form W-8BEN, Form W-8BEN-E or other Form W-8, as applicable, certifying under penalties of perjury that such Non-U.S. stockholder is eligible for a reduced rate of withholding on dividends under the applicable treaty. Such forms can be obtained from the Depositary. In order to claim an exemption from withholding on the grounds that gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business within the United States, a Non-U.S. stockholder must deliver to the Depositary or, if applicable, an intermediary withholding agent making payment to a Non-U.S. stockholder, before the payment, a properly executed IRS Form W-8ECI claiming such exemption. Such forms can be obtained from the Depositary or, if applicable, an intermediary withholding agent making payment to a Non-U.S. stockholder.

The Fund and other withholding agents may choose to withhold 30% (or lower treaty rate) of the payments made to Non-U.S. stockholders or their agents, and a Non-U.S. stockholder that sells shares pursuant to the Offer should be aware that there is a significant possibility that amounts that they receive upon such sale will be subject to such withholding tax. A Non-U.S. stockholder may be eligible to file for a refund of such tax or a portion of such tax under certain circumstances.

In addition, proceeds payable pursuant to the Offer to a Non-U.S. stockholder (other than an individual) or its agent may be subject to a 30% withholding tax under Chapter 4 of the Internal Revenue Code of 1986, as amended (the “Code”), commonly referred to as “FATCA,” unless such Non-U.S. stockholder establishes an exemption from such withholding tax under FATCA, typically on IRS Form W-8BEN-E (or other applicable Form W-8). If the Fund withholds any amounts under FATCA, such amounts will be credited against any withholding due for U.S. federal income tax.

For a discussion of the material U.S. federal income tax consequences to tendering stockholders, including the eligibility of a Non-U.S. stockholder to file for a tax refund, see Section 14. Non-U.S. stockholders should consult their own tax advisors regarding the tax consequences to them of participating in the Offer, including the application of U.S. federal tax withholding, their potential eligibility for a withholding tax reduction or exemption, and the refund procedure.

Your Representation and Warranty; Acceptance Constitutes an Agreement. A tender of shares under any of the procedures described above will constitute your acceptance of the terms and conditions of the Offer, as well as your representation and warranty to the Fund that:

●	you have a net long position in the shares or equivalent securities at least equal to the shares tendered within the meaning of Rule 14e-4 under the Exchange Act;

●	you have full power and authority to tender, sell, assign and transfer the shares tendered (and any and all dividends, distributions, other shares or other securities or rights declared or issuable in respect to such shares after the Expiration Date);

●	when and to the extent the Fund accepts the shares for purchase, it will acquire good and marketable title to them, free and clear of all security interests, liens, restrictions, claims, charges, encumbrances, conditional sales agreements or other obligations relating to their sale or transfer, and the shares will not be subject to any adverse claims or rights; and

●	your tender of shares complies with Rule 14e-4.

It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender shares for that person’s own account unless, at the time of tender and at the end of the proration period or period during which shares are accepted by lot (including any extensions thereof), the person so tendering has a net long position equal to or greater than the amount tendered: (i) in the Fund’s shares or in securities immediately convertible into, or exchangeable or exercisable for, such shares; and (ii) in the Fund’s shares and will deliver or cause to be delivered the shares in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender on behalf of another person.

The Fund’s acceptance for payment of shares you tender under the Offer will constitute a binding agreement between you and the Fund upon the terms and conditions of the Offer.

Lost or Destroyed Certificates. Stockholders whose share certificate for part or all of their shares has been lost, stolen, misplaced or destroyed may contact Equiniti Trust Company, LLC, the Fund’s transfer agent, at (877) 248-6417 (toll free) or (718) 921-8317, for instructions as to obtaining a replacement share certificate. That share certificate will then be required to be submitted together with the letter of transmittal to the Depositary in order to receive payment for shares that are tendered and accepted for payment. The stockholder may be required to post a bond to secure against the risk that the original share certificate may subsequently emerge. The Fund recommends that you contact Equiniti Trust Company, LLC immediately in order to permit timely processing of this documentation.

Procedures for Participants in the Dividend Reinvestment Plan. Holders of shares acquired through the Fund’s dividend reinvestment plan may tender their shares by completing the appropriate section of the Letter of Transmittal. If a stockholder tenders shares acquired through the dividend reinvestment plan, all such shares credited to such stockholder’s account(s) will be tendered, unless the stockholder otherwise specifies in the Letter of Transmittal. If a stockholder does not complete the section of the Letter of Transmittal to tender shares acquired through the dividend reinvestment plan, no shares acquired by that stockholder through the Dividend Reinvestment Plan will be deemed to have been tendered.

4.	Withdrawal Rights.

Stockholders may withdraw shares tendered under the Offer at any time prior to the Expiration Date. If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely they have an earlier deadline for you to act to instruct them to withdraw any tendered shares on your behalf. You should contact your broker, dealer, commercial bank, trust company or other nominee to find out the applicable deadline. After the deadline, such tenders are irrevocable, except that they may also be withdrawn on or after February 20, 2026, unless the shares have been accepted for payment as provided in this offer to purchase.

For a withdrawal to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal (a form of which can be provided upon request from the Information Agent) at the Depositary’s address set forth on the back cover page of this offer to purchase. Any such notice of withdrawal must specify the name of the tendering stockholder, the number of shares that the stockholder wishes to withdraw and the name of the registered holder of the shares. If the share certificates to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of the share certificates, the serial numbers shown on the share certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an eligible guarantor institution, unless the shares have been tendered for the account of an eligible guarantor institution.

If a stockholder has tendered shares under the procedure for book-entry transfer set forth in Section 3, any notice of withdrawal also must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn shares and must otherwise comply with the book-entry transfer facility’s procedures. The Fund will determine all questions as to the form and validity (including the time of receipt) of any notice of withdrawal, in our sole discretion, and, subject to any order or decision by a court of competent jurisdiction, such determination will be final and binding on all parties. None of the Fund, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give this notification.

A stockholder may not rescind a withdrawal and the Fund will deem any shares that a stockholder properly withdraws not validly tendered for purposes of the Offer, unless the stockholder properly re-tenders the withdrawn shares before the Expiration Date by following one of the procedures described in Section 3.

5.	Purchase of Shares and Payment of Purchase Price.

Upon the terms and subject to the conditions of the Offer, promptly following the Expiration Date, the Fund will:

●	determine the Purchase Price it will pay for shares validly tendered and not properly withdrawn before the Expiration Date; and

●	accept for payment and pay for, and thereby purchase, shares validly tendered and not properly withdrawn prior to the Expiration Date.

For purposes of the Offer, the Fund will be deemed to have accepted for payment, and therefore purchased, shares that are validly tendered and are not properly withdrawn, subject to the proration provisions of the Offer, only when, as and if the Fund gives oral or written notice to the Depositary of its acceptance of the shares for payment under the Offer.

Upon the terms and subject to the conditions of the Offer, promptly after the Expiration Date, the Fund will accept for payment up to 4,000,000 shares, subject to increase or decrease as provided in Section 1, if validly tendered and not properly withdrawn, or such fewer number of shares as are validly tendered and not properly withdrawn.

The Fund will pay for shares that it purchases under the Offer by depositing the aggregate purchase price for these shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Fund and transmitting payment to the tendering stockholders.

In the event of proration, the Fund will determine the proration factor and pay for those tendered shares accepted for payment as promptly as practicable after the Expiration Date. Shares tendered and not purchased due to proration will be returned to the tendering stockholder, or, in the case of shares tendered by book-entry transfer, will be credited to the account maintained with the book-entry transfer facility by the participant therein who so delivered the shares, at the Fund’s expense, promptly after the Expiration Date or termination of the Offer without expense to the tendering stockholders. Under no circumstances will the Fund pay interest on the Purchase Price regardless of any delay in making the payment. If certain events occur, the Fund may not be obligated to purchase shares under the Offer. See Section 6.

The Fund will pay all stock transfer taxes, if any, payable on the transfer to the Fund of shares purchased under the Offer. If, however,

●	payment of the Purchase Price is to be made to any person other than the registered holder,

●	certificate(s) for shares not tendered or tendered but not purchased are to be returned in the name of and to any person other than the registered holder(s) of such shares, or

●	tendered certificates are registered in the name of any person other than the person signing the letter of transmittal,

then the amount of all stock transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person will be deducted from the Purchase Price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption therefrom, is submitted. See Instruction 7 of the letter of transmittal.

6.	Conditions of the Offer.

Notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) the Fund’s right to extend, amend, or terminate the Offer at any time in its sole discretion (subject to Rule 13e-4 under the Exchange Act), the Fund shall not be required to accept for purchase or, subject to the applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for, and may delay the acceptance of or payment for any tendered shares, if any of the following events shall have occurred (or shall have been reasonably determined by the Fund to have occurred) and, in the Fund’s reasonable judgment and regardless of the circumstances giving rise to the event or events, such event or events make it inadvisable to proceed with the Offer or with acceptance for payment:

●	there shall be instituted, pending or threatened before any governmental entity or court any action, proceeding, application or claim, or there shall be any judgment, order or injunction sought or any other action taken by any person or entity, which restrains, prohibits or materially delays the making or consummation of the Offer, challenges the acquisition by the Fund of any shares pursuant to the Offer or the Board s fulfillment of its fiduciary obligations in connection with the Offer, seeks to obtain any material amount of damages in connection with the Offer, or otherwise directly or indirectly adversely effects the Offer or the Fund;

●	there shall have occurred: (i) any general suspension of trading in or limitation on prices for securities on the NYSE or any other exchange on which the shares or portfolio securities held by the Fund are traded; (ii) any declaration of a banking moratorium or similar action materially adverse to the Fund by U.S. federal, state or local authorities or any governmental authority of any foreign jurisdiction, or any suspension of payment material to the Fund by banks in the United States, the State of New York or any other jurisdiction; (iii) any limitation having a material adverse effect on the Fund or the issuers of its portfolio securities that is imposed by U.S. federal, state or local authorities, or by any governmental authority of any foreign jurisdiction, with respect to the extension of credit by lending institutions or the convertibility of foreign currencies; (iv) the commencement of war, armed hostilities, terrorist action or any other international or national calamity directly or indirectly involving the United States or any foreign country that is material to the Fund; or (v) any other event or condition which, in the Board’s judgment, would have a material adverse effect on the Fund or its stockholders if the Offer were consummated; or

●	the Board determines that effecting the Offer would be inconsistent with applicable legal requirements or would constitute a breach of the Board s fiduciary duty owed to the Fund or its stockholders.

The Board may modify these conditions in accordance with Section 15, subject to applicable legal and regulatory requirements. The Fund reserves the right, at any time during the pendency of the Offer, to amend, extend or terminate the Offer in any respect. See Section 15.

The foregoing conditions are for the Fund’s sole benefit and may be asserted by the Fund regardless of the circumstances giving rise to any such condition (including any action or inaction of the Fund), and any such condition may be waived by the Fund, in whole or in part, at any time and from time to time in its reasonable judgment. The Fund’s failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts or circumstances; and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Fund concerning the events described in this Section 6 shall be final and binding.

7.	Price Range of Shares.

The following table sets forth, for the periods indicated, the Fund’s high and low NAVs per share and the high and low closing sale prices per share as reported on the NYSE.

	Net Asset Value ($)		Market Price ($)
Fiscal Period Ended	High	Low	High	Low
2025
September 30, 2025	7.19	6.93	6.33	6.00
June 30, 2025	9.93	6.94	9.38	6.13
March 31, 2025	10.17	8.90	9.22	7.57
2024
December 31, 2024	10.23	8.89	8.93	7.49
September 30, 2024	10.57	9.57	9.03	8.04
June 30, 2024	10.00	8.94	8.27	7.50
March 31, 2024	9.75	9.27	8.25	7.79

On December 15, 2025, the Fund’s NAV was $6.97 per share, and the high, low and closing prices per share on the NYSE on that date were $6.25, $6.19 and $6.24 respectively. During the pendency of the Offer, current NAV quotations can be obtained by contacting the Information Agent in the manner indicated in Section 1.

It is not anticipated that any dividend or other distribution will be declared by the Board of Directors with a record date occurring before the expiration of the Offer. The amount and frequency of dividends and other distributions in the future will depend on circumstances existing at that time. The tendering of shares, unless and until shares tendered are accepted for payment and purchase, will not affect the record ownership of any such tendered shares for purposes of entitlement to any dividends or other distributions payable by the Fund.

8.	Source and Amount of Funds.

The actual cost of the Offer to the Fund cannot be determined at this time because the number of shares to be purchased will depend on the number of shares tendered for purchase, and the price (expressed as a percentage of NAV) will be based on the NAV per share on the Pricing Date. If the NAV per share on the Pricing Date were $6.97, which was the NAV per share on December 15, 2025, and if stockholders tendered all shares offered for purchase pursuant to the Offer, payments by the Fund to the participating stockholders would be approximately $27,322,400 (based on a price per share of $6.83, which is approximately 98% of the NAV per share as of the close of the regular trading session of the NYSE on December 15, 2025).

To pay the aggregate purchase price of shares accepted for payment pursuant to the Offer, the Fund anticipates that funds will be derived from cash on hand, which includes the proceeds from the Fund’s recent offering of non-transferable rights to its existing stockholders to subscribe for new shares. The Fund has cash on hand to purchase the shares that may be tendered pursuant to the Offer. If, in the judgment of the Board, there are not sufficient monies to pay for tendered shares, the Fund may terminate the Offer.

9.	Information About the Fund.

The Fund’s principal executive offices are located at c/o U.S. Bank Global Fund Services, 615 East Michigan Street, Milwaukee, Wisconsin 53202 (telephone number 1-800-937-5449). The Fund was incorporated in Delaware on October 24, 1986 and commenced investment operations on August 27, 1987. The Fund is currently classified as a non-diversified closed-end management investment company. As a closed-end investment company, the Fund differs from an open-end investment company (i.e., a mutual fund) in that it does not redeem its shares at the election of a stockholder and does not continuously offer its shares for sale to the public. The Fund’s investment objective is to seek to provide long-term total return.

Bulldog Investors, LLP has served as the Fund’s investment adviser since March 31, 2025, and provides investment advice to, and, in general, conducts the management and investment program of, the Fund under the overall supervision and control of the Fund’s Board. The executive offices of Bulldog are located at Park 80 West | 250 Pehle Avenue, Suite 708, Saddle Brook, New Jersey 07663.

Additional Information. The Fund has filed with the SEC a Schedule TO, which provides additional information relating to the Offer. You may inspect and obtain a copy of Schedule TO at the prescribed rates at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of Schedule TO may also be obtained by mail at the prescribed rates from the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The Fund’s filings are also available to the public on the SEC’s website at www.sec.gov.

10.	Selected Financial Information.

The rules of the SEC permit the Fund to “incorporate by reference” information into this offer to purchase, which means that the Fund can disclose important information to stockholders by referring them to another document filed separately with the SEC. This offer to purchase incorporates by reference the Fund’s Form N-CSRS for the six months ended June 30, 2025, including the semi-annual report, unaudited semi-annual financial statements and notes related thereto, and Form N-CSR for the fiscal year ended December 31, 2024, including the Fund’s annual report, audited annual financial statements and the notes related thereto, which have been filed with the SEC (other than any portion of such filing that is furnished under applicable SEC rules rather than filed).

Stockholders may obtain copies of these documents from the SEC’s website at www.sec.gov or from the Fund. You may request copies of any document from the Fund at no cost by writing to the Fund at Total Return Securities Fund, c/o U.S. Bank Global Fund Services, 615 Eash Michigan Street, Milwaukee, Wisconsin 53202 or by calling 1-800-937-5449.

11.	Interests of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning Shares and Other Material Arrangements.

Interests of Directors, Executive Officers and Certain Related Persons. Information, as of particular dates, concerning the Fund’s Directors and Executive Officers, their remuneration, any material interest of such persons in transactions with the Fund, and other matters is disclosed in proxy statements distributed previously to the Fund’s stockholders and filed with SEC. Based on the Fund’s records, public information and other information provided to the Fund by its Directors, Executive Officers and associates of the foregoing, except as discussed below, neither the Fund nor, to the best of the Fund’s knowledge, any of the Fund’s Directors or Executive Officers, or associates of any of the foregoing, has effected any transaction in Fund shares, other than for dividend reinvestment, during the past 60 days.

On December 8, 2025, the Fund’s Board announced its non-transferable rights offering to purchase up to 12,990,705 additional shares of its common stock expired on December 5, 2025. Accordingly, on December 11, 2025, the Fund issued 3,983,157 shares of common stock. Pursuant to the rights offering, Messrs. Goldstein, Dakos, Sell and Das acquired 80,976, 35,064, 7,400 and 468 shares of the Fund’s common stock, respectively, at a price per share of $6.07. No other Directors, Executive Officers or associates of the foregoing acquired shares as part of the rights offering. The Fund’s Board of Directors adopted resolutions in accordance with Rule 16b-3 under the Exchange Act exempting the acquisition of shares in the rights offering from Section 16(b) of the Exchange Act. All shares of the Fund’s common stock issued in connection with the rights offering are eligible for tender in the Offer. The Fund’s Board of Directors has adopted resolutions in accordance with Rule 16b-3 under the Exchange Act exempting the tender of shares in the Offering from Section 16(b) of the Exchange Act.

On October 27, 2025, Mr. Sell acquired 1,000 shares of the Fund’s common stock in an open market purchase at a price per share of $6.055.

The following table sets forth, as of December 15, 2025, the aggregate number and percentage of shares owned by the Fund’s Directors and Executive Officers. For each listed person, percentage ownership is calculated based on 16,973,862 shares outstanding as of December 15, 2025 and reflects the Fund’s non-transferable rights offering to purchase up to 12,990,705 additional shares of its common stock, which expired on December 5, 2025, pursuant to which the Fund issued a total of 3,983,157 shares of common stock on December 11, 2025. To the Fund’s knowledge, except as otherwise noted below, each person included in the table has sole voting and investment power with respect to all shares shown as beneficially owned by such person, subject to community property laws, where applicable.

Name of Person	Shares	Percent Beneficially Owned(2)
Interested Directors
Andrew Dakos, Chairman, President and Chief Executive Officer(1)	38,128(3)	*
Phillip Goldstein(1)	93,224	*
Independent Directors
Richard Dayan	0	N/A
Gerald Hellerman	5,283	*
Moritz A. Sell	11,800	*
Executive Officers
Thomas Antonucci, Chief Financial Officer(1)	0	N/A
Stephanie Darling, Chief Compliance Officer(1)	0	N/A
Rajeev Das, Secretary(1)	500	*
________________

*	Less than 1% of the Fund’s outstanding common stock.

1	Messrs. Dakos, Goldstein, Antonucci and Das and Ms. Darling each may be considered an “interested person” of the Fund within the meaning of the 1940 Act an “interested person” of the Fund because of their affiliation with Bulldog and their positions with the Fund.

2	Based on 16,973,862 shares of the Fund outstanding as of December 15, 2025

3	Includes 35,128 shares of the Fund held directly and 3,000 shares of the Fund held indirectly by Mr. Dakos.

Amounts reported in the table below do not give effect to the Fund’s non-transferable rights offering to purchase up to 12,990,705 additional shares of its common stock, which expired on December 5, 2025, pursuant to which the Fund issued a total of 3,983,157 shares of common stock on December 11, 2025. No stockholder, to the Fund’s knowledge, based on Schedule 13G and 13D filings with the SEC, beneficially owns more than 5% of the Fund’s shares, except as listed in the table below:

Name of Person	Number of Shares Beneficially Owned	Percent of Shares Beneficially Owned
Allspring Global Investments Holdings, LLC[1]	2,127,310	16.40%
CSS LLC/IL2	1,742,506	10.27%
Lazard Asset Management LLC[3]	666,252	5.10%
________________

1	Allspring Global Investments Holdings, LLC, 415 Vantage Park Drive, Charlotte, North Carolina 28203, on behalf of clients of one or more investment advisers directly or indirectly owned by Allspring Global Investments Holdings, LLC, filed on October 10, 2025 a beneficial ownership report on Schedule 13G/A with the SEC reporting beneficial ownership as of September 30, 2025.

2	CSS LLC/IL, 1 North Wacker Drive, Suite 3075, Chicago, Illinois 60606, filed on December 16, 2025 a beneficial ownership report on Schedule 13G/A with the SEC reporting beneficial ownership as of December 12, 2025.

3	Lazard Asset Management LLC, 30 Rockefeller Plaza, New York, New York 10112, filed on August 14, 2025 a beneficial ownership report on Schedule 13G/A with the SEC reporting beneficial ownership as of June 30, 2025.

Transactions and Arrangements Concerning Shares and Other Material Arrangements. Except as set forth herein, neither the Fund, nor, to the best of the Fund’s knowledge, any of the Fund’s Directors or Executive Officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any securities of the Fund, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations. All of the Fund’s Directors and Executive Officers who own shares of the Fund’s common stock, other than Mr. Goldstein, have advised the Fund that they intend to tender all of their respective shares of the Fund’s common stock in the Offer. Mr. Goldstein has advised the Fund that he intends to tender some or all of his shares in the Offer. The Offer does not, however, restrict the purchase of Fund shares pursuant to the Offer from any such person. Except for Bulldog, the Fund is not aware of any stockholders of the Fund that are associates of the Directors and Executive Officers within the meaning of Rule 12b-2 under the Exchange Act.

12.	Certain Other Effects of the Offer; Registration Under the Exchange Act.

The Fund’s purchase of shares in the Offer will reduce the number of its shares that otherwise trade publicly and may reduce the number of the Fund’s stockholders. As of December 15, 2025, the Fund had issued and outstanding approximately 16,973,862 shares. The 4,000,000 shares that the Fund is offering to purchase pursuant to the Offer represent approximately 24% of the shares outstanding as of that date. Assuming the Offer is fully subscribed, the Fund will have approximately 12,973,862 of its shares outstanding following the purchase of shares pursuant to the Offer.

The actual number of shares outstanding will depend on the number of shares tendered and purchased in the Offer. This may reduce the volume of trading in the shares and make it more difficult to buy or sell significant amounts of shares without affecting the market price, which could adversely affect non-tendering stockholders. Stockholders may be able to sell non-tendered shares in the future on the NYSE or otherwise, at a net price higher or lower than the Purchase Price in the Offer. The Fund can give no assurance, however, as to the price at which a stockholder may be able to sell such shares in the future.

The Fund anticipates that there will be a sufficient number of shares outstanding and publicly traded following the completion of the Offer to ensure a continued trading market for the shares. Based upon published guidelines of the NYSE, the Fund does not believe that the purchase of shares under the Offer will cause the remaining outstanding shares to be delisted from the NYSE.

The Fund’s shares are registered under the Securities Act of 1933, as amended (the “Securities Act”) and the 1940 Act, which require, among other things, that the Fund furnish certain information to its stockholders and the SEC and comply with the SEC’s proxy rules in connection with meetings of its stockholders. The purchase by the Fund of its shares under the Offer is not expected to result in the shares becoming eligible for deregistration under the Securities Act or the 1940 Act.

13.	Legal Matters; Regulatory Approvals.

To the best of the Fund’s knowledge, there are no material pending legal proceedings relating to the Offer. Furthermore, the Fund is not aware of any approval or action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required to effect the Offer and that is not described herein. Should any such approval or other action be required, the Fund presently contemplates that such approval or other action would be sought. The Fund is unable to predict whether it may determine that it is required to delay the acceptance or payment for shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in material adverse consequences to the Fund’s business. The Fund’s obligations under the Offer to accept for payment and pay for shares are subject to certain conditions described in Section 6.

14.	Material U.S. Federal Income Tax Consequences.

The following summary describes the material U.S. federal income tax consequences relevant to the Offer. This discussion is based upon the Code, existing and proposed Treasury regulations, Internal Revenue Service (“IRS”) rulings, judicial authority and current administrative rulings and practice, all of which may be repealed, revoked or modified, possibly with retroactive effect, so as to result in U.S. federal tax consequences different from those discussed below. There can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below, and the Fund has not obtained, nor does the Fund intend to obtain, a ruling from the IRS or an opinion of counsel with respect to any of the consequences described below. Each stockholder should consult his or her own tax advisor for a full understanding of the tax consequences of such a sale, including potential state, local and foreign taxation by jurisdictions of which the stockholder is a citizen, resident or domiciliary.

This discussion addresses only stockholders who hold their shares as capital assets for U.S. federal income tax purposes. This discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to stockholders in light of their particular circumstances and does not apply to holders subject to special treatment under the U.S. federal income tax laws (such as, for example, financial institutions, dealers in securities or commodities, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt organizations, former citizens or residents of the United States, persons who hold shares as part of a hedge, integrated transaction, straddle, constructive sale or conversion transaction, stockholders subject to the alternative minimum tax, regulated investment companies, real estate investment trusts, U.S. stockholders (defined below) whose functional currency is not the U.S. dollar, or stockholders that acquired their Fund shares through the exercise of employee stock options or otherwise as compensation). This discussion does not address any state, local or foreign tax consequences of participating in the Offer, nor does it address any estate or gift tax, alternative minimum tax or Medicare tax consequences of participating in the Offer.

As used herein, a “U.S. stockholder” means a beneficial owner of shares that is, for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any State thereof or the District of Columbia, (iii) a trust (a) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to make all substantial decisions, or (b) that has a valid election in effect to be treated as a U.S. person, or (iv) an estate, the income of which is subject to U.S. federal income taxation regardless of its source. As used herein, a “Non-U.S. stockholder” means a beneficial owner of shares that is neither a U.S. stockholder nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes.

The U.S. federal income tax treatment of a person that is a partner of an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds Fund shares generally will depend on the status of the partner and the activities of the partnership. Partners in partnerships holding Fund shares should consult their tax advisors.

Non-U.S. stockholders should consult their tax advisors regarding the U.S. federal income tax consequences and any applicable foreign tax consequences of the Offer. The proceeds received in the Offer by a Non-U.S. stockholder or his, her or its agent may be subject to withholding of U.S. federal income tax at a rate of 30% except in the circumstances described in Section 3 and below. A Non-U.S. stockholder may be eligible to file for a refund of such tax or a portion of such tax under certain circumstances, as described further below. Additionally, withholding tax may be applicable under “FATCA” as discussed in Section 3 and below.

All stockholders should consult their tax advisors to determine the particular tax consequences to them of participating in the Offer in light of their specific circumstances.

U.S. Stockholders. A sale of shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. A U.S. stockholder who participates in the Offer will, depending on such U.S. stockholder’s particular circumstances, be treated either as recognizing gain or loss from the disposition of the shares or as receiving a distribution from the Fund with respect to the shares.

Sale or Exchange Treatment. Under Section 302 of the Code, a U.S. stockholder will recognize gain or loss on a sale of shares to the Fund for cash pursuant to the Offer if the sale:

●	results in a complete termination of such U.S. stockholder s ownership of share in the Fund;

●	results in a substantially disproportionate redemption with respect to such U.S. stockholder; or

●	is not essentially equivalent to a dividend with respect to the U.S. stockholder.

In applying each of the Section 302 tests described above, a U.S. stockholder must take account of shares that such U.S. stockholder constructively owns under detailed attribution rules set forth in the Code, which generally treat the U.S. stockholder as owning shares owned by certain related individuals and entities, and shares that the U.S. stockholder has the right to acquire by exercise of an option, warrant or right of conversion. U.S. stockholders should consult their tax advisors regarding the application of the constructive ownership rules to their particular circumstances.

A sale of shares pursuant to the Offer generally will result in a “complete termination” if either (i) the U.S. stockholder owns none of the Fund’s shares, either actually or constructively, after the shares are sold pursuant to the Offer, or (ii) the U.S. stockholder does not actually own any of the Fund’s shares immediately after the sale of shares pursuant to the Offer and, with respect to shares constructively owned, is eligible to waive, and effectively waives, constructive ownership of all such shares. U.S. stockholders wishing to satisfy the “complete termination” test through waiver of attribution should consult their tax advisors.

A sale of shares pursuant to the Offer will result in a “substantially disproportionate” redemption with respect to a U.S. stockholder if the percentage of the then outstanding shares actually and constructively owned by such U.S. stockholder immediately after the sale is less than 80% of the percentage of the shares actually and constructively owned by such U.S. stockholder immediately before the sale. If a sale of shares pursuant to the Offer fails to satisfy the “substantially disproportionate” test, the U.S. stockholder may nonetheless satisfy the “not essentially equivalent to a dividend” test.

A sale of shares pursuant to the Offer will satisfy the “not essentially equivalent to a dividend” test if it results in a “meaningful reduction” of the U.S. stockholder’s proportionate interest in the Fund. A sale of shares that actually reduces the percentage of the Fund’s outstanding shares owned, including constructively, by such stockholder would likely be treated as a “meaningful reduction” even if the percentage reduction is relatively minor, provided that the U.S. stockholder’s relative stock interest in the Fund is minimal (e.g., less than 1%) and the U.S. stockholder does not exercise any control over or participate in the management of the Fund’s corporate affairs. Any person that has an ownership position that allows some exercise of control over or participation in the management of corporate affairs will not satisfy the meaningful reduction test unless that person’s ability to exercise control over or participate in management of corporate affairs is materially reduced or eliminated. Substantially contemporaneous dispositions or acquisitions of shares by a U.S. stockholder or a related person that are part of a plan viewed as an integrated transaction with the Offer may be taken into account in determining whether any of the Section 302 tests described above are satisfied.

If a U.S. stockholder satisfies any of the Section 302 tests described above, the U.S. stockholder will recognize gain or loss in an amount equal to the difference, if any, between the amount of cash received and such U.S. stockholder’s tax basis in the shares exchanged. Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period of the shares exceeds one year as of the date of the exchange. In addition, any loss recognized by a U.S. stockholder upon an exchange of shares held for six months or less generally will be treated as a long-term capital loss to the extent of distributions received or deemed received from the Fund that were treated as long-term capital gain. Specified limitations apply to the deductibility of capital losses by U.S. stockholders.

Any loss realized on a sale or exchange will be disallowed to the extent the shares disposed of are replaced within a 61-day period beginning 30 days before and ending 30 days after the disposition of the shares. In such a case, the tax basis of the shares acquired will be increased to reflect the disallowed loss.

Distribution Treatment. If a U.S. stockholder does not satisfy any of the Section 302 tests described above, the entire amount of cash received by such U.S. stockholder pursuant to the Offer will be treated as a dividend to the extent of the stockholder’s allocable portion of the Fund’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles. The amount of any distribution in excess of the Fund’s current and accumulated earnings and profits, if any, would be treated as a non-taxable return of capital to the extent of the U.S. stockholder’s tax basis in the shares that it tenders pursuant to the Offer, reducing the U.S. stockholder’s tax basis in such shares. If the portion not treated as a dividend exceeds the U.S. stockholder’s tax basis in such shares, any such excess will be treated as capital gain from the sale or exchange of such shares. Any such gain will be capital gain and will be long-term capital gain if the holding period of the shares exceeds one year as of the date of the exchange. If any amounts received by a U.S. stockholder are treated as a dividend, the adjusted tax basis of the U.S. stockholder’s shares which remain after the tender, including potentially shares constructively owned by the U.S. stockholder, will be increased by the adjusted tax basis of the U.S. stockholder’s shares exchanged (after any adjustment for a return of capital).

It is likely that any amount treated as a dividend under the rules described above will not be treated as a qualified dividend that is subject to preferential tax rates and will not be treated as eligible for the dividend received deduction in the case of corporate stockholders.

If the sale of shares pursuant to this Offer is treated as a dividend to the U.S. stockholder rather than as an exchange, the other stockholders, including any non-tendering stockholders, could be deemed to have received a taxable stock distribution if such stockholder’s interest in the Fund increases as a result of the tender. This deemed dividend would be treated as a dividend to the extent of current or accumulated earnings and profits allocable to it. A proportionate increase in a stockholder’s interest in the Fund will not be treated as a taxable stock distribution if the distribution qualifies as an isolated redemption of stock as described in Treasury Regulations. All stockholders are urged to consult their own tax advisors about the possibility of deemed distributions resulting from the purchase of shares pursuant to this Offer.

See Section 3 with respect to the application of U.S. backup withholding tax on payments made pursuant to the Offer.

Non-U.S. Stockholders. The U.S. federal income tax consequences of a tender pursuant to this Offer by a Non-U.S. stockholder will depend on whether the transaction is characterized as the sale or exchange of the Non-U.S. stockholder’s shares or as a distribution in respect of its shares; this determination will be made in the same way as described above for U.S. stockholders.

If the sale of shares pursuant to this Offer is treated as a sale, rather than as a distribution, any gain realized by a Non-U.S. stockholder will not be subject to U.S. federal income tax, provided that the sale is not effectively connected with a trade or business carried on in the U.S. by such Non-U.S. stockholder. Furthermore, such gain will be subject to U.S. federal income tax at a rate of 30% (or lower treaty rate) if the Non-U.S. stockholder is a non-resident alien individual who is physically present in the United States for more than 182 days during the taxable year of the sale and certain other conditions are satisfied.

If the sale of shares pursuant to this Offer is treated as a distribution by the Fund and is treated as a dividend as described above, or if a Non-U.S. stockholder is otherwise treated as receiving a deemed distribution that is a dividend by reason of its increase in its ownership interest in the Fund as a result of the tender by other stockholders, the dividend received or deemed received by the Non-U.S. stockholder will be subject to U.S. withholding tax at a rate of 30% (or lower treaty rate), provided that the dividend is not effectively connected with a trade or business carried on in the U.S. by such Non-U.S. stockholder.

If any gain or dividend income realized on the tender pursuant to this Offer is effectively connected with the Non-U.S. stockholder’s U.S. trade or business, such gain or dividend will be taxed in the same manner as if the Non-U.S. stockholder were a U.S. stockholder. Furthermore, if the Non-U.S. stockholder is a non-U.S. corporation, it may be subject to a 30% (or lower treaty rate) branch profits tax on effectively connected income.

The Fund and other withholding agents may choose to withhold 30% (or lower treaty rate) of the payments made to Non-U.S. stockholders or their agents, and a Non-U.S. stockholder that sells shares pursuant to the Offer should be aware that there is a significant possibility that amounts that they receive upon such sale will be subject to such withholding tax. A Non-U.S. stockholder may be eligible to file for a refund of such tax or a portion of such tax if such stockholder meets the “complete termination,” “substantially disproportionate” or “not essentially equivalent to a dividend” tests described above or if such Non-U.S. stockholder is entitled to a reduced rate of withholding pursuant to a tax treaty and was withheld at a higher rate.

In addition, proceeds payable pursuant to the Offer to a Non-U.S. stockholder (other than an individual) or its agent may be subject to a 30% withholding tax under Chapter 4 of the Code, commonly referred to as “FATCA,” unless such Non-U.S. stockholder establishes an exemption from such withholding tax under FATCA, typically on IRS Form W-8BEN-E (or other applicable W-8 tax form). If the Fund withholds any amounts under FATCA, such amounts will be credited against any withholding due for U.S. federal income tax.

See Section 3 for more information on the application of U.S. federal tax withholding and backup withholding tax on payments made pursuant to the Offer. Non-U.S. stockholders should consult their own tax advisors regarding the tax consequences to them of participating in the Offer, including the application of U.S. federal tax withholding, their potential eligibility for a withholding tax reduction or exemption, and the refund procedure.

Other Tax Considerations. If a stockholder recognizes a loss with respect to the Fund’s shares of $2 million or more for an individual stockholder or $10 million or more for a corporate stockholder, the stockholder must file with the IRS a disclosure statement on Form 8886. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Stockholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

The tax discussion above is a summary and is included for general information only. Each stockholder is urged to consult his, her or its tax advisor to determine the particular tax consequences to him, her or it of the Offer, including the applicability and effect of state, local and non-U.S. tax laws.

15.	Extension of the Offer; Termination; Amendment.

The Fund expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 6 shall have occurred or shall be deemed by it to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of the extension to the Depositary and making a public announcement of the extension. The Fund also expressly reserves the right, in its sole discretion, to terminate the Offer and not accept for payment or pay for any shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 6 by giving oral or written notice of termination or postponement to the Depositary and making a public announcement of termination or postponement. The Fund’s reservation of the right to delay payment for shares accepted for payment is limited by Rule 13e-4(f)(5) under the Exchange Act, which requires that the Fund pay the consideration offered or return the shares tendered promptly after termination or withdrawal of the Offer. Subject to compliance with applicable law, the Fund further reserves the right, in its sole discretion, and regardless of whether any of the events set forth in Section 6 shall have occurred or shall be deemed by the Fund to have occurred, to amend the Offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the Offer to holders of shares or by decreasing or increasing the number of shares being sought in the Offer. The Fund may amend the Offer at any time and from time to time by public announcement, which announcement, in the case of an extension, will be issued no later than 9:00 a.m., New York City time, on the next business day after the scheduled Expiration Date. The Fund will disseminate promptly to stockholders any public announcement made under the Offer in writing and in a manner reasonably designed to inform stockholders of the change.

If the Fund materially changes the terms of the Offer or the information concerning the Offer, the Fund will extend the Offer to the extent required by Rules 13e-4(d)(2), 13e-4(e)(3) and 13e-4(f)(1) under the Exchange Act. These rules and certain related releases and interpretations of the SEC provide that the minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of the terms or information.

If the Fund undertakes any of the following actions: (i) increase or decrease the price to be paid for the shares; (ii) increase the number of shares being sought in the Offer, and such increase exceeds 2% of the Fund’s outstanding shares (or 339,477 shares); or (iii) decrease the number of shares being sought in the Offer, and the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth (10th) business day from, and including, the date that the Fund first publishes, sends or gives notice of any such increase or decrease, the Fund will extend the Offer until the expiration of ten (10) business days from such date.

16.	Fees and Expenses.

The Fund has retained InvestorCom to be the Information Agent and Equiniti Trust Company, LLC to be the Depositary in connection with the Offer. The Information Agent may contact holders of shares by mail, telephone, telecopy and personal interview and may request brokers, dealers, commercial banks, trust companies and other nominee stockholders to forward materials relating to the Offer to beneficial owners of shares. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable expenses, and will be indemnified against certain liabilities and expenses in connection therewith.

The Fund will not pay fees or commissions to any broker, dealer, commercial bank, trust company or other person for soliciting any shares under the Offer, other than as described above. The Fund will, however, on request, reimburse brokers, dealers, commercial banks, trust companies and other persons for customary handling and mailing expenses incurred in forwarding the Offer and related materials to the beneficial owners for when they act as nominees. No broker, dealer, commercial bank or trust company has been authorized to act as the Fund’s agent or as an agent of the Information Agent or Depositary for purposes of the Offer. The Fund will pay, or cause to be paid, any stock transfer taxes on the purchase of shares, except as otherwise provided in this offer to purchase and in Instruction 7 of the related letter of transmittal.

17.	Miscellaneous.

The Fund is not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If the Fund becomes aware of any jurisdiction where the making of the Offer or the acceptance of shares pursuant thereto is not in compliance with applicable law, it will make a good faith effort to comply with the applicable law. If, after such good faith effort, the Fund cannot comply with the applicable law, then pursuant to Rule 13e-4(f)(9)(ii) under the Exchange Act, the Fund will not make the Offer to the holders of shares residing in that jurisdiction.

Pursuant to Rule 13e-4(c)(2) under the Exchange Act, the Fund has filed with the SEC an Issuer Offer Statement on Schedule TO, which contains additional information with respect to the Offer. The Schedule TO, including the exhibits and any amendments and supplements thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 9 with respect to information concerning the Fund.

The Fund has not authorized any person to make any recommendation on its behalf as to whether you should tender or refrain from tendering your shares in the Offer. The Fund has not authorized any person to give any information or to make any representation in connection with the Offer other than those contained in this offer to purchase or the related letter of transmittal. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by the Fund or the Information Agent.

The letter of transmittal and share certificates and any other required documents should be sent or delivered by each stockholder or that stockholder’s broker, dealer, commercial bank, trust company or nominee to the Depositary at one of its addresses set forth on the back cover page. Facsimile copies of the letter of transmittal will be accepted.

The Depositary for the Offer is:

Equiniti Trust Company, LLC

If delivering by mail:	If delivering by express mail, courier or other expedited service:

Equiniti Trust Company, LLC Operations Center Attn: Onbase - Reorganization Department 1110 Centre Pointe Curve Suite # 101 Mendota Heights, MN 55120	Equiniti Trust Company, LLC 1110 Centre Pointe Curve Suite # 101 Mendota Heights, MN 55120 Attn: Onbase - Reorganization Department

For assistance call (877) 248-6417 (toll free) or (718) 921-8317

Please direct any questions or requests for assistance and any requests for additional copies of this offer to purchase or the letter of transmittal to the Information Agent at the telephone number or address set forth below. Stockholders also may contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer.
Please contact the Depositary to confirm delivery of shares.

The Information Agent for the Offer is:

InvestorCom
19 Old Kings Highway S. – Suite 130
Darien, CT 06820
Toll-Free: (877) 972-0090
Banks and Brokers call collect (203) 972-9300

TOTAL RETURN SECURITIES FUND

December 19, 2025